VIA OVERNIGHT AND EDGAR

March 2, 2010

Craig Ruckman
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Commonwealth Annuity Separate Account A of Commonwealth Annuity and Life Insurance Company
Registration Nos. 333-141019/811-22024 - Preferred Plus Annuity Contracts.
Post-effective Amendment No. 3 under the Securities Act of 1933 and
Post-effective Amendment No. 9 under the Investment Company Act of 1940

Dear Mr. Ruckman:

On February 22, 2010, Commonwealth Annuity Separate Account A ("Registrant," File Nos. 333-14109 and 811-22024) of Commonwealth Annuity and Life Insurance Company filed a post-effective amendment pursuant to Rule 485(a) on Form N-4, with a proposed effective date of May 1, 2010 ("Rule 485(a) Filing"). Enclosed are marked "courtesy" copies of the prospectus and Statement of Additional Information ("SAI") that were included in the Rule 485(a) Filing.

A. Request pursuant to Rule 485(b)(1)(vii)

Please note that on February 15, 2010, Commonwealth Annuity submitted a request for approval to Mr. William J. Kotapish, Assistant Director (the "Request Letter," copy attached) under Rule 485(b)(1)(vii) for the registrants listed in Appendix A of the Request Letter ("Other Registrants"). The Request Letter requests permission to incorporate updated prospectus disclosures and product changes, which are included in the Rule 485(a) Filing and summarized below, into the annual post-effective amendment filings ("Other Filings") for the Other Registrants. The Other Filings will be made on or after April 1, 2010 pursuant to Rule 485(b), in order to go effective on May 1, 2010.

B. Proposed changes included in the Request Letter

The following changes are being made in the enclosed prospectus and SAI:

1. Discussion of GLWB Rider moved to the Statement of Additional Information.    Effective June 1, 2009, Commonwealth Annuity terminated the availability of the Guaranteed Lifetime Withdrawal Benefit ("GLWB") Rider, which had been offered in connection with the Preferred Plus contract and with another series of variable annuity contracts funded by the Registrant called the Advantage IV contract (File Nos. 333-141045/811-22024). Very few contract owners elected the GLWB Rider, which was available only at issue of the contract: only ten (10) GLWB Riders were issued with Preferred Plus Contracts, and only two (2) GLWB Riders were issued with Advantage IV Contracts.

Because the number of contract owners who purchased the GLWB Rider is extremely small, the Company believes that it is appropriate to move the main body of the discussion concerning the GLWB Rider (on pages 41-62) from the prospectus to the SAI in the respective registration statements for the Preferred Plus contract and for the Advantage IV contract. Brief discussions of the GLWB Rider will remain in certain sections of the prospectuses: see, e.g., pages 3-4 (available funds); page 12 (expense example); pages 20-21 (available funds); page 67 (GLWB Rider Charges); page 70 (non-excess withdrawals); and pages 73, 83, and 89 (taxation matters). In addition, several sections have cross-references to the information in the SAI: see pages 9, 14-15, 27-29, 32, 34, 36-39, 68, 75, and 93. We believe that moving the detailed discussion of the GLWB Rider discussion to the SAI, while leaving short summaries of certain sections that may be of recurring interest to GLWB Rider owners in the prospectus, effectively balances the location of the disclosures that are relevant to owners of the GLWB rider. It also eliminates from the prospectus a complex, extremely lengthy discussion that is no interest to the overwhelming majority of Contract owners who have not purchased the GLWB Rider.

This change also affects the Advantage IV prospectus (File Nos.333-141045/811-22024).

2. Statement of Reliance on Rule 12h-7.    Pursuant to Rule 12h-7, adding a representation concerning reliance on Rule 12h-7 in the prospectuses. Appropriate revisions have been made to the "Owner" and "Assignment" sections of the prospectus; see pages 17 and 29-30 of the marked prospectus. The addition of the Rule 12h-7 reliance statement affects all of the Other Registrants listed in the Request Letter.

C. Other Changes

1. Adding "Rider" to references to the Step-Up Death Benefit Rider.    In previous prospectuses, the Step-up Death Benefit Rider had been defined simply as the "Step-Up Death Benefit." To clarify that the benefit is available through purchase of a rider, the word "Rider" has been added to references to the feature throughout the prospectus. See, e.g., pages 38 -41.

2. Revised "Federal Tax Considerations" section.    Under FEDERAL TAX CONSIDERATIONS, the discussion of Roth IRAs conversions has been revised to eliminate the reference to the $100,000 adjusted gross income eligibility cap in 2010. See page 86

Typographical errors have been corrected, and a sentence (page 17) and chart (page 12) have been revised or moved for clarity, as appropriate. The amendment does not include financial statements for Commonwealth Annuity and the Registrant, expense examples and expense ratio information for the underlying funds, performance numbers, or consent of independent accountants. All omitted information will be filed pursuant to Rule 485(b) prior to May 1, 2010 and any numbers and footnotes that require updating will be filed at that time as well.

If you require any additional information or have any questions or comments on the enclosed material, please contact the undersigned at (508) 460-2438

                      Sincerely,

                      Sheila B. St. Hilaire, Esq.

SBS:sbs
Enclosures